United States securities and exchange commission logo





                              April 12, 2024

       Michael Guthrie
       Chief Financial Officer
       Roblox Corporation
       970 Park Place
       San Mateo, CA 94403

                                                        Re: Roblox Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 8-K submitted
February 7, 2024
                                                            File No. 001-39763

       Dear Michael Guthrie:

              We have limited our review of your filings to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 8-K submitted February 7, 2024

       Exhibit 99.1, page 1

   1. We note your measure of Covenant Adjusted EBITDA includes adjustments for the change in deferred
revenue and change in deferred costs of revenue. You disclose that this measure is used in
certain covenant calculations specified in the indenture governing your senior notes due 2030.
As indicated in our comment letter dated April 21, 2023, to the extent you believe this
measure is material to an investor   s understanding of your financial
                                                        condition and/or
liquidity, you should limit any discussion of such measure to the liquidity section in your filed
documents (i.e. Forms 10-K and 10-Q). As such, please remove any reference to Covenant
Adjusted EBITDA from your earnings releases and shareholder
                                                        letters included in
your Forms 8-K, as well as discussions elsewhere such as in earnings calls and other
supplemental information. Refer to Question 102.09 of the Non-GAAP
                                                        C&DIs. Alternatively,
revise the measure used outside of the liquidity discussion in your filed documents and
remove the adjustments for change in deferred revenue and change in deferred cost of
revenue as these adjustments result in a measure that reflects individually
 Michael Guthrie
Roblox Corporation
April 12, 2024
Page 2
      tailored recognition methods. Refer to Rule 100(b) of Regulation G and Question
      100.04 of the Non-GAAP CD&Is.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-3499
with any questions.



                                                          Sincerely,
FirstName LastNameMichael Guthrie
                                                          Division of
Corporation Finance
Comapany NameRoblox Corporation
                                                          Office of Technology
April 12, 2024 Page 2
cc:       Mark Reinstra
FirstName LastName